GlobalFoundries Reports Fourth Quarter and Fiscal Year 2021 Financial Results
Record Revenue, Gross, and Operating Margins

Malta, New York, February 8, 2022 - GlobalFoundries Inc. (GF) (Nasdaq: GFS) today announced preliminary financial results for the fourth quarter and fiscal year ended December 31, 2021.
Key Fourth Quarter Financial Highlights
•Record revenue of $1.85 billion, up 9% sequentially.
•Record gross margin of 20.8% and adjusted gross margin of 21.5%.
•Record operating margin of 5% and adjusted operating margin of 8%.
•Net income margin of 2% and adjusted EBITDA margin of 32%.
•Cash and cash equivalents of $2.9 billion.
Key Full Year 2021 Financial Highlights
•Revenue of $6.6 billion, up 36% year-over-year.
•Record gross margin of 15% and adjusted gross margin of 16%.
•Net income margin of -4% and adjusted EBITDA margin of 28%.

“2021 was an outstanding year for GF, during which we drove an acceleration of our business plan by capitalizing on the demand for pervasive semiconductor solutions and the vital role we play in the semiconductor supply chain,” said Tom Caulfield, CEO of GF. “Our revenue grew 36% year-over-year, and we made significant progress towards our long-term financial profit model. The year was also marked by a growing number of long-term partnership agreements, with 30 customers committing more than $3.2 billion toward the continued expansion of our global manufacturing footprint to support strong demand. We are executing well, and believe we are on track to deliver another year of strong growth in revenue and profitability in 2022.”

Major 2021 Accomplishments and Key Fourth Quarter Business Highlights:

•In 2021, GF entered into 30 significant long-term customer agreements that provide assurance to our customers and provide revenue visibility to GF.
•In 2021, GF broke ground on a new fab on its Singapore campus, expanded capacity in Fab 1 (Dresden) by over 25%, and announced expansion plans for its most advanced manufacturing facility in upstate New York.
•GF set a "Journey to Zero Carbon" goal to reduce greenhouse gas emissions by 25% while expanding global manufacturing capacity.
•On October 28, 2021, GF began trading on Nasdaq Stock Market under the ticker "GFS."
•In the fourth quarter, GF announced an extension of its wafer supply agreement with AMD, increasing the number of chips GF will supply, as well as extending the terms of the agreement to secure supply through 2025.
•In the fourth quarter, BMW signed a direct supply assurance agreement with high-tech microchip developer INOVA Semiconductors and GF to secure long-term semiconductor supplies.
•In the fourth quarter, GF and Ford announced a non-binding strategic collaboration to advance semiconductor manufacturing and technology development within the US, aiming to boost chip supplies for Ford and the US auto industry.

Unaudited Summary Quarterly Results (in $M, except per share amounts and wafer shipments)1,2

				Year-over-year		Sequential
	Q4'20	Q3'21	Q4'21	Q4'20 vs Q4'21		Q3'21 vs Q4'21

Revenue	$1,062	$1,700	$1,847	$785	74%	$147	9%

Gross profit (loss)	$(218)	$300	$384	$601	276%	$84	28%
Gross margin	(20.5)%	17.6%	20.8%		+4131bps		+316bps

Adjusted gross profit (loss)	$(218)	$306	$397	$615	282%	$91	30%
Adjusted gross margin	(20.5)%	18.0%	21.5%		+4201bps		+346bps

Operating profit (loss)	$(491)	$52	$87	$578	118%	$35	67%
Operating margin	(46)%	3%	5%		+5092bps		+163bps

Adjusted operating profit (loss)	$(491)	$81	$142	$633	129%	$61	75%
Adjusted operating margin	(46)%	5%	8%		+5389bps		+291bps

Net income (loss)	$(524)	$5	$43	$567	108%	$38	760%
Net income (loss) margin	(49)%	0%	2%		+5165bps		+201bps

Adjusted net income (loss)	$(524)	$34	$98	$622	119%	$64	187%
Adjusted net income (loss) margin	(49)%	2%	5%		+5464bps		+328bps

Diluted earnings per share (EPS)	$(1.05)	$0.01	$0.08	$1.13	108%	$0.07	700%

Adjusted diluted EPS	$(1.05)	$0.07	$0.18	$1.23	117%	$0.11	157%

Adjusted EBITDA	$166	$505	$584	$418	251%	$79	16%
Adjusted EBITDA margin	16%	30%	32%		+1596bps		+191bps

Cash from operations	$201	$1,109	$1,148	$947	471%	$39	4%

Wafer shipments (300MM Equivalent) (in thousands)	595	609	622	27	5%	13	2%

1Adjusted gross profit, adjusted operating profit, adjusted net income, adjusted EBITDA, and diluted earnings per share are adjusted non-IFRS metrics; please see the reconciliation of IFRS to adjusted non-IFRS metrics in the Appendix.
2In 2020, the majority of our customer contractual terms were amended in a manner that resulted in moving from recognizing wafer revenue on a Percentage-of-Completion basis to recognizing revenue on a Wafer Shipment basis. This resulted in a one-time, non-recurring reduction in net revenues recognized in 2020. Had the change in terms not occurred, net revenues for the quarter ended December 31, 2020 would have been an estimated $501 million higher than reported results.
Unaudited Summary Annual Results (in $M, except per share amounts)1,2

			Year-over-year
	FY 2020	FY 2021	FY20 vs FY21

Revenue	$4,851	$6,585	$1,734	36%

Gross profit (loss)	$(713)	$1,013	$1,726	242%
Gross margin	(14.7)%	15.4%		+3008bps

Adjusted gross profit (loss)	$(713)	$1,068	$1,781	250%
Adjusted gross margin	(14.7)%	16.2%		+3092bps

Operating profit (loss)	$(1,656)	$(60)	$1,596	96%
Operating margin	(34)%	(1)%		+3323bps

Adjusted operating profit (loss)	$(1,655)	$168	$1,823	110%
Adjusted operating margin	(34)%	3%		+3667bps

Net income (loss)	$(1,351)	$(254)	$1,097	81%
Net income (loss) margin	(28)%	(4)%		+2399bps

Adjusted net income (loss)	$(1,350)	$(26)	$1,324	98%
Adjusted net income (loss) margin	(28)%	0%		+2744bps

Diluted earnings per share (EPS)	$(2.70)	$(0.50)	$2.20	81%

Adjusted diluted EPS	$(2.70)	$(0.05)	$2.65	98%

Adjusted EBITDA	$976	$1,848	$872	89%
Adjusted EBITDA margin	20%	28%		+794bps

Cash from operations	$1,006	$2,839	$1,833	182%

Wafer shipments (300MM Equivalent) (in thousands)	2,030	2,374	344	17%

1Adjusted gross profit, adjusted operating profit, adjusted net income, adjusted EBITDA, and adjusted diluted earnings per share are adjusted non-IFRS metrics; please see the reconciliation of IFRS to adjusted non-IFRS metrics in the appendix.
2In 2020, the majority of our customer contractual terms were amended in a manner that resulted in moving from recognizing wafer revenue on a Percentage-of-Completion basis to recognizing revenue on a Wafer Shipment basis. This resulted in a one-time, non-recurring reduction in net revenues recognized in 2020. Had the change in terms not occurred, net revenues for the year ended December 31, 2020 would have been an estimated $810 million higher than reported results.
Summary of First Quarter 2022 Outlook (in $M except per share amounts)

	IFRS	Share-based compensation	Non-IFRS Adjusted
Revenue	$1,880 - $1,920	—	—
Gross Profit	$383 - $413	$24 - $26	$409 - $437
Gross Margin (mid-point)	20.9%	—	22.3%
Operating Profit	$101- $145	$57 - $63	$164 - $202
Operating Margin (mid-point)	6.5%	—	9.6%
Net Income	$54 - $96	$57 - $63	$117 - $153
Net Income Margin (mid-point)	3.9%	—	7.1%
Diluted EPS	$0.10 - $0.17	$0.10 - $0.11	$0.21 - $0.27
Adj. EBITDA	—	—	$580 - $620
EBITDA Margin (mid-point)	—	—	31.6%
The guidance provided above contains forward-looking statements as defined in the Securities Exchange Act of 1934, as amended, and is subject to the safe harbors created therein. The guidance includes management’s beliefs and assumptions and is based on information currently available. GF has not provided a reconciliation of its First Fiscal Quarter outlook for adjusted Non-IFRS EBITDA and related Margin because estimates of all of the reconciling items cannot be provided without unreasonable efforts. Certain factors that are materially significant to GF’s ability to estimate these items are out of its control and/or cannot be reasonably predicted.

Unaudited Consolidated Statements of Operations

	Three Months Ended		Years Ended
(in $M, except per share amounts)	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021

Revenue	$1,062	$1,847	$4,851	$6,585
Cost of sales	1,280	1,463	5,563	5,572
Gross profit (loss)	(218)	384	(712)	1,013
Operating expenses:
Research and development	116	130	476	478
Sales, marketing, general and administrative	136	167	445	595
Total operating expenses	252	297	921	1,073
Impairment charge	21	—	23	—
Total other operating charges	21	—	23	—
Operating profit (loss)	(491)	87	(1,656)	(60)
Finance expense, net	(38)	(26)	(151)	(108)
Other income (loss)	13	8	444	(8)
Income tax benefit (expense)	(8)	(26)	12	(78)
Net income (loss)	(524)	43	(1,351)	(254)
Earnings (loss) per share:
Basic	$(1.05)	$0.08	$(2.70)	$(0.50)
Diluted	$(1.05)	$0.08	$(2.70)	$(0.50)
Shares used in earnings (loss) per share calculation

Basic	500	522	500	506
Diluted	500	540	500	506

Unaudited Consolidated Statements of Financial Position

(in $M)	December 31, 2020	December 31, 2021

Assets:
Cash and cash equivalents	$908	$2,939
Receivables, prepayments and other	1,159	1,231
Inventories	920	1,121
Current assets	2,987	5,291
Deferred tax assets	444	353
Property, plant, and equipment, net	8,226	8,713
Other assets	665	671
Noncurrent assets	9,335	9,737
Total assets	$12,322	$15,028
Liabilities and equity:
Current portion of long-term debt	$382	$297
Other current liabilities	1,514	2,866
Current liabilities	1,896	3,163
Noncurrent portion of long-term debt	1,956	1,716
Other liabilities	1,228	2,116
Noncurrent liabilities	3,184	3,832
Stockholders’ equity:
Common stock/additional paid-in capital	11,718	23,498
Accumulated deficit	(15,219)	(15,469)
Loan from shareholder and other[1]	10,743	4
Total liabilities and equity	$12,322	$15,028

1On October 3, 2021, GF executed the conversion of the entire Shareholder Loans balance of $10.113 billion under our loan facilities with Mubadala Investment Company PJSC into additional paid-in-capital, which did not have an impact on shares outstanding or have any dilutive effects, as no additional shares were issued.

Unaudited Consolidated Statements of Cash Flows

	Three Months Ended		Years Ended
(in $M)	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021

Cash flows from operating activities:
Net income (loss)	$(524)	$43	$(1,351)	$(254)
Depreciation and amortization	626	419	2,523	1,619
Finance expense, net	38	26	151	108
Deferred income taxes	14	40	(38)	93
Other non-cash operating activities	(51)	(9)	(338)	43
Net change in working capital	98	629	59	1,230
Net cash provided by operating activities	201	1,148	1,006	2,839

Cash flows from investing activities:
Purchases of property, plant, equipment, and intangible assets	(203)	(649)	(592)	(1,766)
Other investing activities	126	23	226	316
Net cash used in investing activities	(77)	(626)	(366)	(1,450)

Cash flows from financing activities:
Proceeds from issuance of equity instruments	—	$1,444	—	$1,444
Repayments of shareholder loan	(137)	—	(487)	(568)
Repayment of debt, net	(248)	(72)	(556)	(343)
Other financing activities	38	27	310	117
Net cash provided by (used in) financing activities	(347)	1,399	(732)	650
Effect of exchange rate changes	3	(1)	3	(8)

Net change in cash and cash equivalents	(221)	1,920	(89)	2,031
Cash and cash equivalents at the beginning of the period	1,129	1,019	997	908
Cash and cash equivalents at the end of the period	$908	$2,939	$908	$2,939

Unaudited Reconciliation of IFRS to Adjusted Non-IFRS

	Three Months Ended			Years Ended
(in $M)	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2020	December 31, 2021

Gross profit (loss)	$(218)	$300	$384	$(713)	$1,013
Share based compensation	—	$6	$13	—	$55
Adjusted gross profit (loss)	$(218)	$306	$397	$(713)	$1,068

Operating profit (loss)	$(491)	$52	$87	$(1,656)	$(60)
Share based compensation	—	$29	$55	$1	$228
Adjusted operating profit (loss)	$(491)	$81	$142	$(1,655)	$168

Net income (loss)	$(524)	$5	$43	$(1,351)	$(254)
Share based compensation	—	$29	$55	$1	$228
Adjusted net income (loss)	$(524)	$34	$98	$(1,350)	$(26)

Earnings per share (EPS)	$(1.05)	$0.01	$0.08	$(2.70)	$(0.50)
Share based compensation	$0.00	$0.06	$0.10	$0.00	$0.45
Adjusted earnings (loss) per share	$(1.05)	$0.07	$0.18	$(2.70)	$(0.05)

Unaudited Reconciliation of Net Income (Loss) to Adjusted EBITDA

	Three Months Ended			Years Ended
(in $M)	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2020	December 31, 2021

Net income (loss) for the period	$(524)	$5	$43	$(1,351)	$(254)
Adjustments:
Depreciation and amortization	$626	$415	$419	$2,523	$1,619
Finance expense	$38	$28	$28	$154	$114
Income tax expense (benefit)	$8	$22	$26	$(12)	$78
Share based compensation	—	$29	$55	$1	$228
Restructuring and corporate severance programs	$11	$2	$5	$16	$17
(Gains) on transactions, legal settlements and transaction expenses	$7	$4	$8	$(356)	$46
Adjusted EBITDA	$166	$505	$584	$976	$1,848

Adjusted Financial Measures (Non-IFRS)

In addition to the financial information presented in accordance with IFRS, this press release includes the following adjusted non-IFRS metrics: adjusted gross profit, adjusted operating profit, adjusted net income (loss), adjusted diluted EPS and adjusted EBITDA. We define adjusted gross profit (loss) as gross profit (loss) adjusted for share-based compensation expense. We define adjusted operating profit (loss) as profit (loss) from operations adjusted for share-based compensation expense. We define adjusted net income (loss) as net income (loss) adjusted for share-based compensation expense. We define adjusted EPS as adjusted net income (loss) divided by the dilutive shares. We define adjusted EBITDA as net income (loss), excluding the impact of interest expense, tax expense, depreciation, amortization adjusted for share-based compensation expense, transaction gains and associated expenses, restructuring charges and litigation settlements.

We believe that in addition to our results determined in accordance with IFRS, these adjusted non-IFRS measures are useful in evaluating our business and the underlying trends that are affecting our performance. These adjusted non-IFRS financial measures provide supplemental information regarding our operating performance that excludes certain gains, losses and non-cash charges that occur relatively infrequently and/or that we consider to be unrelated to our core operations. These adjusted non-IFRS measures are used by both our management and our board of directors, together with the comparable IFRS information, in evaluating our current performance and planning future business activities.

We believe that these adjusted non-IFRS measures, when used in conjunction with our IFRS financial information, also allow investors and users of our financial statements to better evaluate our financial performance in comparison to other periods and to other companies in our industry. However, adjusted non-IFRS financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Our presentation of adjusted non-IFRS measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Other companies in our industry may calculate these measures differently, which may limit their usefulness as a comparative measure.

Our results are preliminary prior to the filing of form 20-F.

Conference Call and Webcast Information

GF will host a conference call with the financial community on Tuesday, February 8, 2022 at 4:30 p.m. U.S. Eastern Standard Time (EST) to review the Fourth Quarter and Full Year 2021 results in detail. Interested parties may join the scheduled conference call by dialing the following numbers:

Within the U.S.:         1-877-788-0411
Outside the U.S.:         1-615-489-8522
Participant Passcode:     8285067

The call will be webcast and can be accessed from the GF Investor Relations website https://investors.gf.com. A replay of the call will be available on the GF Investor Relations website within 24 hours of the actual call.

About Globalfoundries

GlobalFoundries® (GF®) is one of the world’s leading semiconductor manufacturers. GF is redefining innovation and semiconductor manufacturing by developing and delivering feature-rich process technology solutions that provide leadership performance in pervasive high growth markets. GF offers a unique mix of design, development and fabrication services. With a talented and diverse workforce and an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted technology source to its worldwide customers. For more information, visit www.gf.com.

Forward-looking Statements

This press release includes express and implied “forward-looking statements,” including but not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. These forward-looking statements are based on current expectations, estimates, forecasts and projections. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond our control. For example, our business could be impacted by the COVID-19 pandemic and actions taken in response to it; the market for our products may develop more slowly than expected or than it has in the past; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; and global economic conditions could deteriorate. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.

Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events, or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

For further information, please contact:

Investor Relations
ir@gf.com